

July 23, 2012

Via E-mail
Domenic Dell'Osso, Jr.
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re: Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 11, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 11, 2012**
> **File No. 1-13726**

Dear Mr. Dell'Osso:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 2

Production, Sales, Prices and Expenses, page 11

1.   We note that your disclosure of liquids production and reserves does not distinguish between crude oil and natural gas liquids volumes and that liquids comprise 16% and 17% of your production and proved reserves, respectively. Item 1202(a)(4) of Regulation S-K requires disclosure by product type and it is the staff's view that natural gas liquids are a separate product type from crude oil. Please expand your disclosure here and on page 154 to disclose NGL volumes separately from crude oil. See also FASB ASC 932-235-50-4(a).

2.   For year-end 2011, please tell us the oil, gas and NGL production volumes associated with the volumetric production payments that you have sold and explain to us your treatment of the associated production costs. Address whether you include these costs in Results of Operations on page 152 and apply these costs to the appropriate individual properties in the estimation of their proved reserves and standardized measure. Illustrate to us the proved reserve negative adjustment made at the corporate level to account for your nine volumetric production payments as described on page 2 of Exhibit 99.1.

Natural Gas and Oil Reserves, page 12

3.   We note the disclosure here of 12 month average bench mark prices "before price differential adjustments", the average adjusted prices incorporating such adjustments disclosed by your third party engineers and the fact (page 15) that 23% of your total proved reserves - estimated by your in-house engineering staff - lack disclosure of appropriate average adjusted pricing. Please expand your disclosure to present the average adjusted oil, NGL and natural gas prices used to estimate your company total proved reserves. This comment also applies to the price disclosure on page 156.

4.   Please tell us whether you have PUD reserves that are scheduled for development more than five years after initial booking. See Rule 4-10(a)(31)(ii) of Regulation S-X.

5.   We note your statement on page 13, "[w]e invested approximately $1.477 billion, net of drilling and completion cost carries, in 2011 to convert 1.076 tcfe of PUDs to proved developed reserves." Please expand this to disclose the value of these cost carries. If applicable, this comment includes also the drilling and completion, acquisition and divestiture table on page 17.

6.   We note the statement on page 13, "Chesapeake's developmental drilling schedules are subject to revision and reprioritization throughout the year resulting from unknowable factors…" as well as your intention (page 3) to direct your 2012 capital expenditures to liquids recovery rather than dry gas. With reasonable detail, please explain to us whether you have materially altered your year-end 2011 PUD drilling schedule in view of low dry gas prices.

7.   Further to the comment above, please compare for us your year-end 2010 PUD drilling schedule with the historical 2011 results regarding number of wells drilled by each division. As part of your response, tell us the number of gross/net PUD wells scheduled to spud in 2011 by division as well as the number that were drilled with explanation for significant differences.

Domenic Dell'Osso, Jr.
Chesapeake Energy Corporation
July 23, 2012
Page 3

Acres Expiring Table, page 19

8.   We note that leases covering 1.08 million net undeveloped acres will expire in 2012.
        Please tell us the figures, if any, for PUD reserves you have booked on this expiring
        acreage. Address the remedies you intend to apply to this expiring acreage and the
        anticipated costs.

Risk Factors, page 34

Our level of indebtedness may limit our financial flexibility, page 35

9.   We note that several credit rating agencies, such as Fitch Ratings, Moody's, and Standard
        and Poors have downgraded your credit rating. Please revise or add a new risk factor to
        address the related risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 51

Steps Taken in 2011 to Implement Our Business Strategy, page 54

Joint Ventures, page 54

10.   Please expand your disclosure here to discuss the terms of the drilling and completion
        carries to be received under your joint venture agreements. Please address the factors
        that impact the amount and timing of receipt of these carry amounts, such as whether the
        drilling carry amounts are to be funded on a predetermined schedule or will be
        reimbursed to you, as the operator, for your partner's share of the drilling and completion
        costs as they are incurred. For example, in some arrangements, such as the February
        2011 joint venture with CNOOC Limited, you disclose $697 million in drilling carries
        will be funded to you for reimbursement of 66.7% of drilling and completion costs as
        they are incurred, even though CNOOC Limited's interest in the joint venture is 33.3%.

11.   On a similar matter, we note you received approximately $2.570 billion and $1.151
        billion in drilling carries during fiscal year 2011 and 2010, respectively. We note from
        your disclosures on pages 7 through 9, that you expect to receive approximately $842
        million in drilling carries in fiscal year 2012. You state on page 55 that these drilling and
        completion carries are "a significant cost advantage that allows us to reduce our future
        finding costs." Please expand your disclosure on page 55 to discuss how the reduced
        amount of drilling carries from your current joint venture agreements will impact your
        financial statements and the obligation to incur finding costs on these properties.

Volumetric Production Payment (VPP), page 56

12.   We note from your description of the May 2011 VPP monetization of certain of your
        producing assets in the Mid-Continent that this "transaction included approximately 177
        bcfe of proved reserves and approximately 80 mmcfe per day of net production." Please
        revise your disclosure to clarify your specific performance obligations under the VPP. In
        this regard, clarify whether you are legally obligated to provide the purchaser with
        production from the properties underlying the 177 bcfe of proved reserves over the ten
        year term of the VPP or alternatively, scheduled, contractually-agreed-upon production
        amounts per day over the ten year term from the identified reserves. For example, please
        tell us what obligation, if any, you have to supplement the production from the properties
        underlying the 177 bcfe of proved reserves, if such production falls below the 80 mmcfe
        per day. In addition, please clarify whether you are required to deliver a specific product
        (i.e., natural gas, natural gas liquids or oil) to the purchaser to meet your production
        obligation.

13.   Provide us supplementally with copies of your contracts relating to the May 2011 VPP
        transaction.

14.   Provide us supplementally with an explanation of the key terms and provisions of the
        May 2011 VPP transaction, and explain to us whether and how it differs from your other
        VPP transactions.

Liquidity and Capital Resources, page 58

Liquidity Overview, page 58

15.   In various parts of your Management's Discussion and Analysis, you discuss your
        business strategies (including increasing your liquids production and reduction of natural
        gas operations), your need for funds (including for capital expenditures) and sources of
        funds (including asset monetizations, planned asset monetization, VPPs and credit
        facilities). The interaction of these elements is not clear – specifically, the amounts that
        will be needed, the amounts that will be available for funding, and how for example asset
        monetizations may impact cash from operations, debt covenants, etc. Revise your
        disclosure to present a comprehensive summary that collectively identifies the main
        categories of sources and uses and their related amounts in one location in your filing. A
        quantitative summary in tabular format may best present a company-level overview of
        the various methods of funds raised and used. Please expand your disclosure under this
        heading to include this summary overview that prefaces your liquidity discussion. You
        may refer to our Interpretive Release No. 33-8350, Section III.A, which discusses tabular
        presentation of financial or other information to help a reader's understanding of
        disclosures within Management's Discussion and Analysis.

Contractual Obligations and Off-Balance Sheet Arrangements, page 70

16.   We note your statement that other than the arrangements and transactions you list on page 70, you "have no off-balance sheet arrangements or transactions that are reasonably likely to materially affect [your] liquidity or availability of or requirements for capital resources." Please explain to us the analysis you undertook with regard to satisfying the disclosure requirements of Item 303(a)(4) of Regulation S-K. Specifically, we direct your attention to the requirement in subpart (i)(C) of this Item that you must disclose "the nature and amounts of any other obligations or liabilities (including contingent obligations or liabilities) … arising from such arrangements that are or are reasonably likely to become material."

17.   Please explain to us your analysis as to whether you are required to file any contracts relating to these arrangements as material exhibits.

18.   We note from your disclosure that your VPP obligations give rise to an off-balance sheet obligation to pay related lease operating expenses in the future. With a view towards enhanced disclosure, please explain to us the extent to which you are able to quantify the amount of future lease operating expenses related to your VPP obligations in the next twelve months and for the term of each of the VPPs.

19.   Please clarify for us whether your investment obligations related to Clean Energy Fuels Corp. and Sundrop Fuels, Inc. are included within your table of contractual obligations.

Results of Operations, page 73

20.   Throughout your filing, you have discussed the impact of a low natural gas price environment on your business strategy. We note that as of December 31, 2011, 83% of your proved reserves were held in natural gas. In view of this price environment and the relative significance of gas to you, explain the consideration you have given to providing disclosure regarding the uncertainty surrounding future gas prices and the possibility of impairment charges under the full cost rules. For example, explain to us how you have considered providing information regarding the extent to which the cost center ceiling exceeded capitalized costs as of December 31, 2011 and subsequent balance sheet dates. See Item 303(a)(3)(ii) of Regulation S-K.

21.   Provide us, as supplemental information, a summary of your ceiling test calculations as of December 31, 2011 and March 31, 2012. The summary should show capitalized costs, less accumulated amortization and related deferred income taxes, as well as the amounts calculated under Rule 4-10(c)(4)(i)(A) through Rule 4-10(c)(4)(i)(D) of Regulation S-X.

22.   Expand your disclosure under this section to include a more detailed discussion of the impact of the VPP obligations on your results of operations for all periods presented. Your revised disclosure should address, but not necessarily be limited to, quantities produced under the VPP obligations, the costs to produce those quantities, and where those costs are reported in your consolidated statements of operations.

Consolidated Financial Statements, page 95

Notes to Consolidated Financial Statements, page 105

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 105

Natural Gas and Oil Properties, page 107

23.   With regard to the ceiling test you perform on a quarterly basis, please clarify your disclosure to indicate whether you include the future production expenses attributable to your VPPs when calculating the part of the cost center ceiling referenced in Rule 4-10(c)(4)(i)(A) of Regulation S-X.

Note 4. Contingencies and Commitments, page 121

Commitments, page 123

Natural Gas and Oil Purchase Obligations, page 125

24.   We note your statement that you "have also committed to purchase any natural gas and oil associated with certain volumetric production payment transactions." Please provide us with additional information concerning these arrangements, including quantitative information about the size of these commitments.

Note 6. Related Party Transactions, page 130

25.   In light of the recent articles published regarding the existence of significant personal loans obtained by your CEO, Aubrey K. McClendon, to meet his obligations under the Founder Well Participation Program ("FWPP"), please address the following:

- Disclose the risks and/or financial impact to you in the event Mr. McClendon is unable to meet his funding obligations under the FWPP. In addition, address what recourse, if any, you have with regard to the working interests owned by Mr. McClendon under this program in the event of such non-performance. Alternatively, tell us why such disclosure is not required.

- In this regard, we note that Mr. McClendon has obtained personal loans from lenders that have direct business relationships with you to meet his funding obligations under the FWPP. If material, disclose any risks and/or potential financial impact to you in the event Mr. McClendon were to default on the personal loans related to his involvement in the FWPP.

Note 10. Supplemental Disclosures About Natural Gas and Oil Producing Activities (Unaudited), page 150

Costs Incurred in Natural Gas and Oil Drilling and Completion, Acquisitions and Divestitures, page 151

26.   Please clarify for us whether the amounts you report for development and exploration costs are net of funds received from your joint venture drilling carries. In this regard, we note your disclosure on page 159 that "During 2011, 2010 and 2009, our drilling and completion costs included the benefit of approximately $2.570 billion, $1.151 billion and $1.153 billion, respectively, in drilling and completion carries paid by our joint venture partners, CNOOC, TOT, STO, BP and PXP." If applicable, please disclose the amounts by which reported development and exploration costs have been reduced.

27.   We note your disclosure under this heading includes separate line items for "Asset retirement obligation and other" and "Proceeds from divestitures." Please revise your presentation to reflect the disclosure specifically required by FASB ASC 932-235-50-18 and reflected in Example 3 in 932-235-55-4.

Results of Operations from Natural Gas and Oil Producing Activities, page 152

28.   Please clarify whether the costs to produce quantities sold under your VPP arrangements have been included in this table for all periods presented.

Natural Gas and Oil Reserve Quantities, page 152

29.   Please expand your table on page 154 to include the net quantities of your proved undeveloped reserves as of the beginning and the end of the year as required by FASB ASC 932-235-50-4 and Example 1 in 932-235-55-2.

30.   Please provide us with the amalgamated petroleum engineering report – incorporating your in-house and four third party reports - you used as the basis for your December 31, 2011 proved reserves disclosures. You may furnish these materials on digital media such as flash drive or compact disk.

    The report should include:

a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the development costs, dates of first booking and estimated first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for total proved, proved developed producing, proved developed non-producing and proved undeveloped reserves;

c) Summary income forecasts for each proved reserve category in each of the Barnett, Haynesville and Marcellus areas;

d) Engineering/geological exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three shale plays in line item c) above that support your PUD reserve attribution beyond one offset from productive wells as described on page 14. Please ensure that the decline parameters, EURs and cumulative production figures are presented on all rate/time plots.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information subject to certain conditions.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Standardized Measure of Discounted Future Net Cash Flows, page 155

31.   Please add footnote disclosure that clarifies whether your standardized measure of discounted future net cash flows includes any future cash inflows or outflows attributable to your VPP obligations.

Note 11.Acquistions and Divestitures, page 157

Volumetric Production Payments, page 160

32.   Please disclose, in reasonable detail, the key terms of each VPP that you have entered into since 2007. For each VPP, this disclosure should clarify:

- Quantity of proved reserves by product type;

- The specific performance obligations as they relate to what the purchaser is entitled to receive in scheduled production volumes, including whether the purchaser is entitled to receive a minimum quantity of production volume over the specified term;

- Whether the VPPs are structured in the manner outlined by the definition provided in items (i) through (v) on page 160 or whether there are fundamental differences that should be described;

- The estimated production and development costs to meet your VPP obligations over the related terms;

- Whether you may cease production on any of the properties subject to a VPP if you determine that production would not be economical and the ramifications, if applicable, of such a decision; and,

- Whether your strategy to reduce your exposure to natural gas, as compared to liquids, will impact your ability to fulfill your VPP obligations.

Volumetric Production Payments, page 160

33.   Please expand this disclosure to fulfill the requirements of Item 1207 of Regulation S-K.

Exhibit 99.1

34.   We note the statement on page 2 of the third party report, "As requested, operating costs for the operated properties are limited to direct lease- and field-level costs and $220 per well per month, which is Chesapeake's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties; these overhead expenses are not included in the determination of the economic limits for the properties." Pursuant to FASB ASC 932-235-50-26, "… some expenses incurred at an entity's central administrative office may not be general corporate expenses, but rather may be operating expenses of oil- and gas-producing activities, and therefore shall be reported as such. The nature of an expense rather than the location of its incurrence shall determine whether it is an operating expense." Please explain to us the justification for excluding the operated property production overhead from determination of the economic production. Tell us whether you followed this procedure for all your operated properties. With reasonable detail, illustrate the effect of including the $220/well overhead charge in the economic producing limit for all operated properties' proved reserve estimate.

Exhibit 99.3

35.   Please file a third party reserve report that presents the average adjusted product prices used in determining total proved reserves.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

General

36.   To the extent applicable to the disclosure in your Form 10-Q, please address the comments above concerning your Form 10-K.

Domenic Dell'Osso, Jr.
Chesapeake Energy Corporation
July 23, 2012
Page 10

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52</u>

<u>Liquidity and Capital Resources, page 57</u>

<u>Contractual Obligations and Off-Balance Sheet Arrangements, page 66</u>

37. Provide us supplementally with copies of your contracts relating to the March 2012 VPP transaction.

38. Provide us supplementally with an explanation of the key terms and provisions of the March 2012 VPP transaction, and explain to us whether and how it differs from your other VPP transactions.

<u>Results of Operations – Three Months Ended March 31, 2012 vs. March 31, 2011, page 66</u>

<u>Production Expenses, page 68</u>

39. We note your disclosure that your per unit expense increase was primarily the result of several factors including "the effect of VPP transactions in which [you] are still burdened by production expenses." Please quantify the increase that was attributable to each factor.

<u>Risk Factors, page 81</u>

40. Your filing discloses recent developments that may have a material impact on your operating results or financial condition. For example, we note your disclosure with respect to the proposed initial public offering of Chesapeake Oilfield Services, Inc. on page 57. We also note recent press reports of undisclosed liabilities associated with your volumetric production payments. Please add new risk factors related to any material changes from those in your Form 10-K. Refer to Item 1A of Form 10-Q.

<u>Definitive Proxy Statement on Schedule 14A filed May 11, 2012</u>

<u>Transactions with Related Persons, page 14</u>

41. We note recent media reports concerning a special unit of the company called "AKM Operations" that allegedly provides approximately $3 million of services to Mr. McClendon each year. We note your disclosure on pages 15, 27 and 32 concerning certain accounting and engineering support services provided to Mr. McClendon. Please quantify the aggregate amount of services that you provided to Mr. McClendon as well as the amount that was reimbursed to you by Mr. McClendon. Refer to Item 404 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Connie S. Stamets
        Bracewell & Giuliani LLP